Date: April 20, 2021

To: All Canadian Securities Regulatory Authorities

Subject: Notice of Special Meeting for Vizsla Silver Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Special Meeting of Security Holders for Vizsla Silver Corp.

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	May 17, 2021
Record Date for Voting:	May 17, 2021
Beneficial Ownership Determination Date:	May 17, 2021
Meeting Date:	June 15, 2021
Meeting Location:	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number
COMMON SHARES	92859G

Sincerely,

Michael Konnert
CEO and Director

Suite 700 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

www.vizslaresources.com | TSX-V: VZLA